

Mail Stop 3720

July 1, 2009

Michael M. Yu
Chairman and Chief Executive Officer
New Oriental Education & Technology Group Inc.
No. 6 Hai Dian Zhong Street
Haidian District
Beijing 100080
People's Republic of China

> **RE:** **New Oriental Education & Technology Group Inc.**
> **Form 20-F for the fiscal year ended May 31, 2008**
> **Filed October 23, 2008**
> **File No. 001-32993**

Dear Mr. Yu:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your Form 20-F in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. You should comply with the remaining comments in future filings, as applicable. Confirm in writing that you will do so and also explain to us how you intend to comply. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the year ended May 31, 2008

Share-based Compensation, page 55

1. We note your response to prior comment two in our letter dated May 7, 2009. You state that the assumptions used in your determination of fair value are subjective in nature and the use of different assumptions at grant date would have impacted the determination of the fair value of the award. Accordingly, if you believe that changes in the assumptions used would results in fair value that would have a material impact on your results of

operations, please revise in future filings to provide sensitivity analysis. In your response to this comment, please provide us with your revised, proposed disclosures.

2. We have considered your response to prior comment five in our letter dated May 7, 2009, including your representation that you will file your exhibits in future filings. We note that you have filed two annual reports on Form 20-F since you filed your registration statements on Form F-1. We also note that you did not file your material contracts as exhibits in either Form 20-F. Since your next filing is your annual report on Form 20-F for the period ended May 31, 2009, and this filing is not required to be filed until November 30, 2009, please amend your FYE 2008 Form 20-F to list and file all required exhibits (which may be filed though incorporation by reference). This includes all material agreements that you or your subsidiaries are parties to, have succeeded to a party by assumption or assignment, or if you or your subsidiary has a beneficial interest. Please note that your amended Form 20-F may consist of a cover page, explanatory note (if desired), Item 19 disclosure, signatures, and the appropriate certifications.

Please amend your Form 20-F and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Christine Adams, Staff Accountant, at (202) 551-3363 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. You may contact Reid Hooper, Staff Attorney, at (202) 551-3359, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me, at (202) 551-3810, with any other questions.

Sincerely,

Larry Spirgel
Assistant Director